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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
		Year Ended December 31,
						For the Period from Inception to December 31, 2010
(In thousands, except ratio)	2015	2014	2013	2012	2011
	(unaudited)
Earnings:
Net income	$95,450	$255,998	$190,411	$131,919	$53,232	$(52,040)
Add:
Provision for income taxes	52,688	138,778	103,031	72,054	29,609	(8,875)
Fixed charges	149,924	263,982	225,740	167,638	68,797	53,673
Less:
Capitalized interest	(20,702)	(42,775)	(32,659)	(19,388)	(10,390)	(1,769)

Earnings as adjusted (A)	$277,360	$615,983	$486,523	$352,223	$141,248	$(9,011)

Fixed charges:
Interest expense	$128,914	$220,590	$192,370	$147,413	$57,692	51,743
Capitalized interest	20,702	42,775	32,659	19,388	10,390	1,769
Interest factors of rents(1)	308	617	711	837	715	161

Fixed charges as adjusted (B)	$149,924	$263,982	$225,740	$167,638	$68,797	$53,673

Ratio of earnings to fixed charges ((A) divided by (B))	1.85	2.33	2.16	2.10	2.05	— (2)

(1)
Estimated to be 1/3 of rent expense.

(2)
For the period from inception to December 31, 2010, earnings were insufficient to cover fixed charges by $62.7 million.

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES